Filed by Goldman Sachs Trust pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BMO Funds, Inc.

Investment Company Act File Number: 811-58433

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds – Money Market Fund Reorganizations	October 20, 2021

In connection with the decision to exit the asset management business in the United States, BMO Asset Management Corp. (“BAMC”) recommended that the BMO Funds Board approve the BMO Money Market Fund reorganizations detailed below. On October 18, 2021, after a thoughtful review and analysis, the BMO Funds Board of Directors approved the planned reorganizations, which are subject to shareholder approval.

A supplement to each Fund’s prospectus announcing the Plan of Reorganization was filed on October 20, 2021. The Board will call a joint meeting of shareholders of the BMO Money Market Funds at which shareholders of each BMO Money Market Fund will be asked to consider and vote on a Plan with respect to their BMO Money Market Fund. The joint shareholder meeting is expected to take place in the first quarter of 2022.

Shareholders of each BMO Money Market Fund will receive a combined prospectus/proxy statement with additional information about the shareholder meeting and the Reorganizations. Please read the proxy materials carefully, as they will contain a more detailed description of the proposal.

The Plan of Reorganization is subject to approval by shareholders of the applicable BMO Money Market Fund. The Plan provides for each BMO Money Market Fund to transfer all of its assets to the corresponding Acquiring Fund in return for shares of the Acquiring Fund and the Acquiring Fund’s assumption of the BMO Money Market Fund’s stated liabilities. Shareholders of each BMO Money Market Fund as of the closing date will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in aggregate value to the shares of the BMO Money Market Fund held by the shareholders prior to the applicable Reorganization, which are expected to be $1.00 per share. Each Reorganization is expected to qualify as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, it is expected that neither a BMO Money Market Fund nor its shareholders who receive shares of the corresponding Acquiring Fund in a Reorganization will recognize gain or loss as a direct result of the Reorganization. Shareholders of the BMO Money Market Funds and the Acquiring Funds will not bear the costs of the Reorganizations.

Pending shareholder approval, Merging Fund shareholders will receive shares of the corresponding Acquiring Fund as set forth in the table below:

Merging Fund	Share Class	Acquiring Fund	Share Class

BMO Government Money Market Fund	Investor (Class Y) Premier	Goldman Sachs Financial Square Government Fund	Administration Institutional

BMO Tax -Free Money Market Fund	Investor (Class Y) Premier	Goldman Sachs Investor Tax-Exempt Money Market Fund	Administration Class I

BMO Prime Money Market Fund	Investor (Class Y) Premier	Goldman Sachs Investor Money Market Fund	Administration Class I

If you have any further questions, please contact 844-BMO-Fund (844-266-3863).

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds – Money Market Fund Reorganizations	October 20, 2021

All investments involve risk, including the possible loss of principal.

BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management, retirement, and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal (BMO).

Investment products are: NOT A DEPOSIT – NOT FDIC INSURED - NO BANK GUARANTEE – MAY LOSE VALUE

Investors should carefully consider the investment objectives, risks, charges and expenses of the BMO Funds. This and other important information is contained in the prospectuses and/or summary prospectuses, which can be obtained by calling 1-800-236-3863. Please read carefully before investing. Investors could lose money by investing in the BMO Funds. Although the BMO Money Market Funds seek to preserve the value of investors’ investment at $1.00 per share, they cannot guarantee they will do so. A BMO Money Market Fund may impose a fee upon sale of investors’ shares or may temporarily suspend investors’ ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in a BMO Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The BMO Money Market Funds’ sponsor has no legal obligation to provide financial support to the BMO Money Market Funds, and investors should not expect that the sponsor will provide financial support to the BMO Money Market Funds at any time.

BMO Asset Management Corp. is the investment adviser to the BMO Funds. BMO Funds are distributed by Foreside Financial Services, LLC.

Important Additional Information and Where to Find It

BMO Funds, its directors and officers are deemed to be participants in the solicitation of proxies from BMO Funds’ shareholders in connection with the matters to be considered at the joint meeting of shareholders described herein. Information regarding the names of the directors and officers of BMO Funds, and their interests in BMO Funds by security holdings or otherwise, can be found in the most recent statement of additional information of BMO Funds, filed with the Securities and Exchange Commission (“SEC”) on July 6, 2021. A combined prospectus/proxy statement will be filed with the SEC in connection with the solicitation of proxies from BMO Funds’ shareholders in connection with the Plan of Reorganization. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROSPECTUS/PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain copies of the combined prospectus/proxy statement and other documents filed by BMO Funds with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289.

FOR FINANCIAL PROFESSIONAL USE ONLY